Exhibit 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of Wallbox N.V.’s (together with its consolidated subsidiaries, “Wallbox,” the “Company,” “we,” “us” and “our”) financial condition and results of operations together with its consolidated financial statements and the related notes thereto included in its Annual Report on Form 20-F for the fiscal year ended December 31, 2023 (the “Annual Report”), its interim condensed consolidated financial statements and the related notes thereto for the six months ended June 30, 2024 and 2023 accompanying its Report on Form 6-K filed on September 19, 2024 (the “Interim Report”), and its other filings with the Securities and Exchange Commission (collectively, “Public Filings”). The following discussion is based on Wallbox N.V.’s financial information prepared in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and related interpretations issued by the IFRS Interpretations Committee. Some of the information contained in this discussion and analysis, including information with respect to Wallbox’s plans and strategy for its business, includes forward-looking statements that involve risks and uncertainties. You should also review the sections titled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in its Public Filings for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis. Wallbox’s historical results are not necessarily indicative of the results that may be expected for any period in the future.

Forward Looking Statements

This discussion contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All statements contained in this press release other than statements of historical fact should be considered forward-looking statements, including, without limitation, statements regarding Wallbox’s future operating results and financial position, business strategy and plans, expectations regarding market growth, future partnerships, EV market, Latin American Market, reductions in operating expenses and seasonality. The words “anticipate,” “believe,” “can,” “continue,” “could,” “estimate,” “expect,” “focus,” “forecast,” “intend,” “likely,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “target,” will,” “would” and similar expressions are intended to identify forward-looking statements, though not all forward-looking statements use these words or expressions. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: Wallbox’s history of operating losses as an early stage company; the adoption and demand for electric vehicles including the success of alternative fuels, changes to rebates, tax credits and the impact of government incentives; Wallbox’s ability to successfully manage its growth; the accuracy of Wallbox’s forecasts and projections including those regarding its market opportunity; competition; risks related to losses or disruptions in Wallbox’s supply or manufacturing partners; impacts resulting from geopolitical conflicts; risks related to macro-economic conditions and inflation; Wallbox’s reliance on the third-parties outside of its control; risks related to Wallbox’s technology, intellectual property and infrastructure; occurrence of any public health crisis or similar global events as well as the other important factors discussed under the caption “Risk Factors” in Wallbox’s Annual Report on Form 20-F for the fiscal year ended December 31, 2023, as such factors may be updated from time to time in its other filings with the Securities and Exchange Commission (the “SEC”), accessible on the SEC’s website at www.sec.gov and the Investors Relations section of Wallbox’s website at investors.wallbox.com. Any such forward-looking statements represent management’s estimates as of the date of this press release. Any forward-looking statement that Wallbox makes in this press release speaks only as of the date of such statement. Except as required by law, Wallbox disclaims any obligation to update or revise, or to publicly announce any update or revision to, any of the forward-looking statements, whether as a result of new information, future events or otherwise.

Business Overview

We believe we are a global leader in intelligent electric vehicle charging and energy management solutions. Founded in 2015, we create smart charging systems that we believe combines innovative technology with outstanding design with the goal of managing the communication between user, vehicle, grid, building and charger.

Our mission is to facilitate the adoption of electric vehicles today to make more sustainable use of energy tomorrow. By designing, manufacturing, and distributing charging solutions for residential, business, and public use, we intend to lay the infrastructure required to meet the demands of mass EV ownership everywhere. We believe our customer-centric approach to our holistic hardware, software, installation and service offering allows us to solve existing barriers to EV adoption as well as anticipate potential future opportunities. We are committed to creating solutions that will not only allow for faster, simpler EV charging but that will also change the way the world uses energy. In our pursuit to accomplish this vision, the Company has acquired five private businesses to date:

1.
Intelligent Solutions (acquired in February 2020): Intelligent Solutions, a distributor of intelligent charging solutions in Northern Europe, with an extensive partner network of car dealers, installers, and utility companies in Norway, Sweden, Finland, and Denmark. Headquartered in Stavanger, Norway, Intelligent Solutions offers a variety of services from hardware to installation service and technical support. We believe this acquisition was a key component in our strategy to expand our business in Northern Europe. On August 13, 2021, we exercised our option to acquire the remaining 33.334% interest in Wallbox AS, which was formerly called Intelligent Solutions AS.
2.
Electromaps (acquired in September 2020): We believe Electromaps is a leading digital platform for accessing free and paid for electric charging points in southern Europe. The app provides its 390,000+ registered users access to the charging points and ability to make payments directly from their mobile phone, unifying the entire charging infrastructure and improving the electric vehicle driving experience. Through this acquisition, we took our first step into the public electric charging space and plan to continue to foster innovation on the Electromaps platform. On July 27, 2022, we exercised our option to acquire the remaining 49% of share capital of Electromaps.
3.
ARES (acquired in July 2022): ARES is an innovative provider of printed circuit boards and through its acquisition, we expanded our design and manufacturing capabilities.
4.
COIL (acquired in August 2022): COIL is a leading EV charging installer serving the U.S. market, enabling in-house installation and maintenance solutions for commercial, public and residential charging applications. This acquisition is intended to expand our addressable market into a large and growing segment.
5.
Albert Büttner GmbH (“ABL”) business (acquired in November 2023): ABL business was a pioneer in EV charging solutions in Germany, the largest EV market in Europe.

We are committed to creating solutions that will not only allow for faster, simpler EV charging, but that will also change the way the world uses energy.

Reporting Segments

For management purposes, we are organized into business units based on geographical areas and therefore have three existing reportable business segments. Our existing business segments are:

•
EMEA: Europe-Middle East Asia
•
NORAM: North America
•
APAC: Asia-Pacific

Refer to Note 7 “Operating Segments,” included within our interim condensed consolidated financial statements for further details.

Revenue from sales of goods reported in the EMEA segment also include sales from Wallbox Chargers, S.L. to Latin America region.

Key Factors Affecting Operating Results

We believe our performance and future success depend on several factors that present significant opportunities for it but also pose risks and challenges, including those discussed below and in the section titled “Risk Factors” in our Annual Report.

Growth in EV Adoption

Our revenue growth is directly tied to the continued acceptance of passenger and commercial EVs sold, which it believes drives the demand for charging products and infrastructure. The market for EVs is still rapidly evolving and although demand for EVs has grown in recent years, there is no guarantee such demand will continue into the future. Factors impacting the adoption of EVs include but are not limited to: perceptions about EV features, quality, safety, performance and cost; perceptions about the limited range over which EVs may be driven on a single battery charge; volatility in the cost of oil, gasoline, and electricity; availability of services for EVs; consumers’ perception about the convenience and cost of charging EVs; government subsidies for EVs and electricity; the development, prevalence and market adoption of EV fleets; and increases in fuel efficiency of non-EV transportation. In addition, macroeconomic factors could impact demand for EVs, particularly since EVs can be more expensive than traditional gasoline-powered vehicles and the automotive industry globally has been experiencing a recent decline in sales. If the market for EVs does not develop as expected or if there is any slow-down or delay in overall EV adoption rates, this would impact our ability to increase our revenue or grow our business.

Competition

We believe we are currently one of the market leaders in Europe and North America in residential EV charging solutions based on the number of charging units sold compared to EVs sold on a country-by-country basis. We also provide and derive revenue from installation services and Electromaps, our online platform that enables users to find and pay for publicly available charging ports and manage their charging fleet. We intend to expand our market share over time in our product categories, including public charging stations, leveraging the network effect of our products, our partnership with Iberdrola and the Electromaps platform. Additionally, we intend to expand and grow our revenues via the rollout of the Supernova and Hypernova public charging stations. Nonetheless, existing competitors may expand their product offerings and sales strategies, and new competitors may enter the market. Furthermore, our competition includes competition resulting from acceptance of other types of alternative fuel vehicles, plug-in hybrid electric vehicles and high fuel-economy gasoline powered vehicles. If our market share decreases due to increased competition, our revenue and ability to generate profits in the future may be impacted.

Global Expansion

We operate in Europe, North America, Latin America and APAC. Europe and North America are expected to be significant contributors to our revenue in future years with manufacturing capacity added to North America in 2022 and the inorganic growth due to the acquisition of ABL.

The European EV charging market can be characterized as fragmented. There are many small and local players, with only a limited number of parties having sufficient scale and funding to be competitive in the long term. Especially due to the strong government incentives currently in place, the EV sales are expected to increase rapidly in Europe. From a competitive perspective, the North American market has high barriers to entry due to strict certification and validation requirements. Therefore, this market differs from Europe as the market is less fragmented with only a few large players.

Similar to the European market, the APAC market can be characterized as a highly fragmented market with a small number of players that have gained significant scale in the industry. From a technology and pricing perspective, EV charging solutions in APAC are cost-competitive as they can be manufactured at a lower cost point. Our growth in each of our markets requires us to differentiate ourselves as compared to our competition. If we are unable to penetrate, or further penetrate, the market in each of the geographies in which we operate or intend to operate, our future revenue growth and profits may be impacted.

For the six months ended June 30, 2024, our sales in Latin America were not significant, however, we intend to expand our market presence in this region.

Impact of New Product Releases

As we introduce new products, such as the market introduction of our Supernova public charging stations, our profitability may be temporarily impacted by launch costs until our supply chain achieves targeted cost reductions. For example, our launch of Supernova in 2022 resulted in a negative Gross Margin of 15.5% in connection with Supernova sales in 2022 based on €7,166 thousands in revenue from Supernova sales in 2022 and €8,278 thousand in changes in inventories and raw materials and consumables used for Supernova in the same period, however, in the year ended December 31, 2023 the Gross Margin from our sales of Supernova resulted positive of 17.9% based on €30.511 thousand in revenue from Supernova sales in 2023 and €25,040 thousand in changes in inventories and raw materials and consumables used for Supernova in the same period, which continued to improve during the six month period ended June 30, 2024 ending with a Gross Margin of 38.8% based on €18,892 thousand in revenue from Supernova sales in the first six months of 2024 and €11,568 thousand in changes in inventories and raw materials and consumables used for Supernova in the same period. See “— Non-IFRS Metrics” below for additional information about Gross Margin.

In addition, we may accelerate our operating expenditures where we see growth opportunities which may impact profitability until upfront costs and inefficiencies are absorbed and normalized operations are achieved. We also continuously evaluate and may adjust our operating expenditures based on our launch plans for our new products, as well as other factors including the pace and prioritization of current projects under development and the addition of new projects. As we attain higher revenue, we expect operating expenses as a percentage of total revenue to continue to decrease in the future as we focus on increasing operational efficiency and process automation.

Government Mandates, Incentives and Programs

The U.S. federal, state and local governments, European member states, and China provide incentives to end users and buyers of EVs and EV charging products in the form of rebates, tax credits and other financial incentives. These governmental rebates, tax credits and other financial incentives significantly lower the effective price of EVs and EV charging products or stations to customers. However, these incentives may expire on specified dates, end when the allocated funding is no longer available, or be reduced or terminated as a matter of regulatory or legislative policy. Any reduction in rebates, tax credits or other financial incentives could reduce the demand for EVs and for charging infrastructure, including infrastructure offered by us.

In the fall of 2021, the Infrastructure Investment and Jobs Act (“IIJA”), a bipartisan infrastructure bill, was signed into law in the United States. The IIJA authorized almost $20 billion to fund new and existing EV-related programs, including $5 billion in new funding to develop and build a nationwide network of half a million EV charging stations, also referred to as the National Electric Vehicle Infrastructure Formula Program (often called “the NEVI Program”); $2.5 billion for publicly accessible alternative fuel infrastructure (i.e., EV charging stations and hydrogen, propane and natural gas fueling infrastructure), referred to as the competitive Charging and Fueling Infrastructure Grants program (the “Competitive Grants Program”); and approximately $11 billion in funding to transition public transportation vehicles including school buses and transit buses to zero-emissions alternatives.

NEVI Program

Under the NEVI Program, eligible public entities like Wallbox may engage with operators and project managers to acquire and install EV charging stations in their designated areas. This program is intended to provide funding to states to deploy EV charging infrastructure and establish a network to facilitate data collection, access and reliability. The first stage of funding is expected to be focused on building a national EV charging station network, primarily along interstate highways. Throughout 2022, the Federal Highway Administration (“FHWA”), the U.S. Department of Transportation, and the U.S. Department of Energy published guidance for the NEVI Program, and announced that all 50 states had submitted their EV Infrastructure Deployment Plans. These plans, a prerequisite to receiving funding under the program, indicate how each state intends to utilize the funding it receives under the NEVI Program.

In addition, in June of 2022, the FHWA issued a Notice of Proposed Rulemaking (“NOPR”) on minimum standards and requirements for projects funded under the NEVI Program and for funded EV charger construction projects. The NOPR seeks to ensure there will be a nationwide network of EV chargers that can be used by any type of EV. The NEVI Program also has several guidelines in the use of program funds relating to user experience and reliability, strategic and efficient locations, equity, labor and workforce, private investment and data and cybersecurity, among other things. Worth noting, with respect to user experience and reliability, under the NEVI Program charging infrastructure must be interoperable across payment systems, EV brands, EV supply equipment, EV service providers, and the grid and must also provide 24-hour access to power on a reliable network and achieve 97% reliability.

Both the NEVI Program and the Competitive Grants Program prioritize charging infrastructure along the National Alternative Fuels Corridor, a network of highways nominated by states with charging stations to be open to the public and easily accessible. We have targeted these funding programs and intend on participating as either a direct recipient or by supporting charging equipment operators that have selected our hardware. If our equipment fails to meet the standards or requirements implemented in connection with these programs, we may not be able to access those funds.

Inflation Reduction Act

In the United States, with the passage of the Inflation Reduction Act, the Biden administration has committed over $369 billion towards climate investments, representing the largest single investment in this area in the country’s history. The package includes both consumer and corporate incentives and loans with the aims of reducing emissions by 40% by 2030. However, new tariffs and policy incentives implemented by the Biden Administration that favor equipment manufactured by or assembled at American factories, could put us at a competitive disadvantage if we are not able to develop our U.S. manufacturing capacity on the timelines we currently expect or at all, including by increasing the cost or delaying the availability of charging equipment, by challenging or eliminating our ability to apply or qualify for grants and other government incentives, or by disqualifying us from the ability to compete for certain charging infrastructure buildout solicitations and programs, including those initiated by federal government agencies.

Penetration into the Public Market

We commenced commercialization of the Supernova, our first DC fast charger for public use, during the first quarter of 2022. We have signed letters of intent (“LOI”) to collaborate with some of the world’s biggest utility companies for delivery of Supernova, and expect in the future to expand beyond utilities into additional distribution channels. In June 2020, Iberdrola announced its intention to acquire the first 1,000 of our Supernova fast chargers as part of its five-year sustainable mobility plan to deploy more than 150,000 chargers in homes, businesses and public road networks, and entered into a non-binding letter of intent with us in July 2020 expressing its interest in purchasing 6,500 Supernova chargers. During 2022, Iberdrola expressed an interest in purchasing 3,500 additional public chargers, bringing their total potential purchase to 10,000 public chargers. Our offering of public charging solutions is complemented through Electromaps, an online platform that enables users to find publicly available charging ports and pay for their use. We have established partnerships in Europe with operators of charging points that allow users to pay for their charging directly via Electromaps. We intend to extend these relationships with charging operators outside of Europe and enable this payment feature globally.

Seasonality

Our business is seasonal in nature. Typically, consumers purchase more EVs in the second half of the year, particularly in the fourth quarter, and the seasonal variation in the timing of sales of our residential products tend to be correlated with sales of EVs. As a result, sales in the second half, and particularly in the fourth quarter, are expected to be, be higher than in the first half of the fiscal year and our results of operations may be subject to seasonal fluctuations as a result.

Impact of the war between Russia and Ukraine

As a result of the war between Russia and Ukraine, the U.S. and certain allies in Europe imposed sanctions on Russia and could impose further sanctions against it. Russia could respond in kind. Sanctions imposed by any of these countries could disrupt our supply of critical components among our manufacturing facilities in Barcelona as well as our production and the sales of EVs. As a result of the war, we stopped marketing our products in Russia, and will not pursue new opportunities with customers in those countries. Although such sales in the Ukraine region have not been significant to our business further disruptions could negatively affect our ability to provide critical components to affiliates or produce finished goods for customers, which could increase our costs, require capital expenditures and harm our results of operations and financial condition. We continue to monitor the situation closely.

The Global Economic Environment

Certain factors in the global economic environment that may impact our global operations include, among other things currency fluctuations, capital and exchange controls, global economic conditions including inflation, interest rates, monetary policy, restrictive government actions, changes in intellectual property, legal protections and remedies, trade regulations, tax laws and regulations and procedures and actions affecting approval, production, pricing, and marketing of, reimbursement for and access to our products, as well as impacts of political or civil unrest or military action, including the current conflict between Russia and Ukraine, tensions between China and the U.S., the U.K., the EU, the middle east, India, terrorist activity, unstable governments and legal systems, inter-governmental disputes, public health outbreaks, epidemics, pandemics, natural disasters or disruptions related to climate change. In response to impacts from the economic environment, we reduced costs in the six-month period ended June 30, 2024, primarily from reduced personnel costs and operating expenses, and we expect to have further savings during the second half of 2024.

Key Components of Results of Operations

Revenue

Our revenue consists of retail sales and sales from distributors, resellers and installer customers of charging solutions for EVs, which includes electronic chargers and other services. We recognize revenue from contracts with customers when control of the goods or services are transferred to the customer at an amount that reflects the consideration to which we expect to be entitled in exchange for those goods or services.

Sale of Chargers and other related products

Revenue related to the sale of chargers consists of sales of public and home & business charging devices, as well as accessories. Revenue from the sale of goods is recognized at the point in time when control of the asset is transferred to the customer.

Sale of Services

Revenue related to the rendering of services consists of installation and software services, including commissions obtained from every charging transaction carried out through Electromaps; although, at this time, such revenue consists primarily of installation services.

Revenue from contracts with customers for installation services is recognized when control of the services is transferred to the customer (at a point in time given the short period that the service is rendered). Revenue is recognized at an amount that reflects the consideration to which we expect to be entitled in exchange for those services. For installations’ contracts, where the time required to complete execution is longer, the revenue recognition for each period is calculated taking into account the percentage of completion at the end of each financial period, considering the work in progress and the costs incurred until this date compared to the budgeted costs.

Changes in Inventories and Raw Materials and Consumables Used

Changes to inventory are recorded in consumption of finished goods, raw materials and other consumables. Inventory consists of electric chargers and related parts, which are available for sale or for warranty requirements. Inventories are stated at the lower of cost or market. Cost is determined by the first-in, first-out method. Inventory that is sold to third parties is included within changes in inventories and raw materials and consumables used. We periodically review for slow-moving, excess or obsolete inventories. Products that are determined to be obsolete, if any, are written down to net realizable value.

Employee Benefits

Employee benefits consist primarily of wages and salaries, share-based payment plan expenses and social security. We have 5 different share-based plans: (i) 2018 Legacy Stock Option Program for Founders; (ii) 2020 Legacy Stock Option Program for Employees (“ESOP”); (iii) 2018 Legacy Stock Option Program for Management (“MSOP”); (iv) Wallbox N.V. Amended & Restated 2021 Employee Stock Purchase Plan; and (v) Wallbox N.V. 2021 Equity Incentive Plan (“RSU”). For the MSOP, ESOP and RSU we record share-based payments based on the estimated fair value of the award at the grant date. It is recognized as an expense in the consolidated statements of profit or loss over the requisite service period. The estimated fair value of the award granted after the Business Combination as defined below is based on the market price of our common stock listed in the NYSE on the date of grant. Employee benefits also includes the impact from Coil and Ares earn-outs to sellers as it is linked to their continued provision of services in future.

For the 2018 Legacy Stock Option Program for Founders, we record share-based payments based on the estimated fair value using the American option chain and considering the conditions established in the plan. This plan is considered fully vested from their date of concession.

Other Operating Expenses

Other operating expenses primarily consist of professional services, marketing expenses, external temporary workers expense, delivery expense, insurance premiums and other expenses, including leases of machinery with lease terms of twelve months or less and leases of office equipment with low value, including IT equipment.

Amortization and Depreciation

Depreciation, amortization and accretion relates to our intangible assets, right-of-use assets, property and equipment.

Impairment of Goodwill

Impairment of goodwill consists in the impairment expense booked in the period as a result of the impairment test performed.

Net Other Income

Other income consists of all other income and expenses linked to activities that are outside the core of our operating activities and may include income or losses related to gain or loss of assets, liabilities, and grants.

Operating Loss

Operating loss consists of our revenue and net other income less changes in inventories and raw materials and consumables used, employee benefits, other operating expenses and amortization and depreciation.

Financial Income and Financial Expenses

Financial income consists of interest income on outstanding cash positions and fair value adjustments of derivative instruments and valuation of financial instruments. Financial expenses consist of interest expense on loan and borrowings including leases, fair value adjustments on the convertible bonds, valuation of financial instruments and the unwinding effect on the put option liabilities. During 2022 we finished implementing a cash pool system within our subsidiaries which we expect to reduce our net finance cost.

Change in Fair Value of Derivative Warrant Liabilities

On October 1, 2021, Wallbox Chargers S.L.U. entered into a business combination agreement with the SPAC, Kensington Capital Acquisition Corp. II (“Kensington”), as a result of which we became a publicly traded company on the New York Stock Exchange (the “Business Combination”). At the closing of the Business Combination 5,750,000 warrants originally issued to public shareholders of Kensington in connection with its initial public offering were converted into warrants to purchase one Class A ordinary share, nominal value €0.12 per share of Wallbox N.V. (”Class A Share”) at a price of $11.50, subject to adjustment, (the “Public Warrants”) and 8,933,333 warrants originally issued to certain shareholders of Kensington in a private placement transaction that occurred concurrently with the closing of Kensington’s initial public offering were converted into warrants to purchase one Class A Share at a price of $11.50 per share, subject to adjustment (the “Private Warrants”). Public and Private Warrants originally issued by Kensington to its public shareholders and its sponsors were converted on the closing date of the Business Combination, into a right to acquire one Class A Share on substantially the same terms as were in effect immediately prior to the closing date. These warrants were considered part of the net assets of Kensington at the time of the Business Combination. In addition, during 2023, Wallbox issued new warrants as part of the facility agreement with Banco Bilbao Vizcaya Argentaria, S.A. ("BBVA") entered into in February 2023. On February 9, 2023 we signed an agreement with BBVA granting BBVA an aggregate of 1,007,894 warrants exercisable for 1,007,894 Class A shares for an exercise price of 5.32 USD per share (the "BBVA Warrants"). The BBVA warrants are exercisable until February 9, 2033 unless earlier redeemed by us pursuant to the warrant agreement.

According to management’s assessment, both the Public and Private Warrants and BBVA Warrants fall within the scope of IAS 32 and have been classified as a derivative financial liability. In accordance with IFRS 9 guidance, derivatives that are classified as financial liabilities shall be measured at fair value with subsequent changes in fair value to be recognized in profit and loss.

In addition, on July 30, 2024, we and Generac Power Systems, Inc. (“Generac”) entered into warrant agreements pursuant to which we issued to Generac (a) an aggregate of 11,135,873 warrants exercisable until May 8, 2029 and (b) an aggregate of 1,967,098 warrants exercisable until July 30, 2028, in each case, for an equal number of Class A Shares at an exercise price of up to $3.05 per Class A Share and unless earlier redeemed by us. See “— Liquidity and Capital Resources — Sources of Liquidity” for additional information on the warrants issued to Generac.

Foreign Exchange Gains/(Losses)

Foreign exchange gains (losses) consist of realized and unrealized gains (losses) on foreign currency transactions and outstanding balances at year-end.

Income Tax Credit

Income tax credit relates to a percentage of research and development (“R&D”) related expenses that are expected to be eligible for tax deductions. As a deduction as a result of our tax residency in Spain, the tax credit is available as a deduction for certain eligible R&D expenses, including IT and product development.

Loss for the Period

Loss for the period consists of our operating loss, net financial loss, share of loss of equity-accounted investees and income tax credit.

Operating Results

Comparison of the six months ended June 30, 2024 and 2023

The results of operations presented below should be reviewed in conjunction with our consolidated financial statements and the notes thereto included in our Annual Report and the interim condensed consolidated financial statements and the notes thereto included in this Interim Report. The following table sets forth our consolidated results of operations data for the six months ended June 30, 2024 and 2023:

	Six Months Ended
	June 30,		Variance
	2024	2023
	Unaudited	Unaudited	€	%
	(€ in thousands)
Sales of goods	€83,946	€60,275	€23,671	39.3%
Sales of services	€7,947	€7,745	€202	2.6%
Revenue	€91,893	€68,020	€23,873	35.1%
Changes in inventories and raw materials and consumables used	€(55,749)	€(45,328)	€(10,421)	23.0%
Employee benefits	€(36,991)	€(45,069)	€8,078	(17.9%)
Other operating expenses	€(27,962)	€(34,603)	€6,641	(19.2%)
Amortization and depreciation	€(18,418)	€(12,380)	€(6,038)	48.8%
Impairment of goodwill	€(2,349)	€—	€(2,349)	n/m
Net other income	€527	€1,755	€(1,228)	(70.0%)
Operating Loss	€(49,049)	€(67,605)	€18,556	(27.4%)
Financial income	€957	€569	€388	68.2%
Financial expenses	€(11,574)	€(6,704)	€(4,870)	72.6%
Change in fair value of derivative warrant liabilities	€1,239	€502	€737	146.8%
Foreign exchange gains/(losses)	€(1,074)	€985	€(2,059)	(209.0%)
Net Financial Income/(Loss)	€(10,452)	€(4,648)	€(5,804)	124.9%
Loss before Tax	€(59,501)	€(72,253)	€12,752	(17.6%)
Income tax credit	€1,266	€1,621	€(355)	(21.9%)
Loss for the period	€(58,235)	€(70,632)	€12,397	(17.6%)

Note: “n/m” means the amount was not meaningful.

Revenues

Sales of goods revenue increased by €23,671 thousand, or 39.3%, for the six months ended June 30, 2024 as compared to the six months ended June 30, 2023, primarily due to the increase of sales of our AC and DC chargers in our main markets and the contribution of ABL sales in the first half of 2024. Sales of DC chargers has grown more quickly than the sales of AC chargers.

Sales of services revenue was flat compared with the same prior year period with an increase of €202 thousand, or 2.6%, for the six months ended June 30, 2024 as compared to the six months ended June 30, 2023, as we continued to invest in the sales of our chargers.

Operating Loss

Expenses related to changes in inventories and raw materials and consumables used increased by €10,421 thousand, or 23.0%, for the six months ended June 30, 2024, as compared to the six months ended June 30, 2023. These expenses increased at a lower rate than our revenues, primarily as a result of the improvements in the Gross Margin in our products.

Employee benefits expense decreased by €8,078 thousand, or 17.9%, for the six months ended June 30, 2024, as compared to the six months ended June 30, 2023, primarily reflecting the improvements achieved in terms of personnel cost efficiency.

Other operating expenses decreased by €6,641 thousand, or 19.2%, for the six months ended June 30,2024, as compared to the six months ended June 30, 2023, primarily due to the impact of our programs for cost reductions started in 2023.

Amortization and depreciation increased by €6,038 thousand, or 48.8%, for the six months ended June 30, 2024, as compared to the six months ended June 30, 2023, primarily due to investments in ABL in the last quarter of 2023.

Impairment of goodwill has increased by €2,349 thousand as a result of the impairment of Nordics CGU following the impairment test performed.

Net other income decreased by €1,228 thousand, or 70.0%, for the six months ended June 30, 2024 as compared to the six months ended June 30, 2023, primarily due to the impact of the way we account for different types of governmental grants in our income statement. There was no substantive change in the amount of governmental grants that we received during this period.

Net Financial Income/(Loss)

Financial income increased by €388 thousand for the six months ended June 30, 2024 as compared to the six months ended June 30, 2023, primarily resulting from the increase in the interest rate of our financial investments.

Financial expenses increased by €4,870 thousand for the six months ended June 30, 2024 as compared to the six months ended June 30, 2023, primarily due to the impact of the interest and bank fees and expenses incurred as a result of the drawn down under our available lines of credit during the six months ended June 30, 2024. Change in fair value of derivative warrant liabilities increased by €737 thousand for the six months ended June 30, 2024 as compared to the six months ended June 30, 2023, primarily due to the decrease of the fair value of the warrants.

Foreign exchange results decreased by €2,059 thousand for the six months ended June 30, 2024 as compared to the six months ended June 30, 2023, primarily due to fluctuations in USD against the Euro.

Income Tax Credit

Income tax credit decreased by €355 thousand, for the six months ended June 30, 2024 as compared to the six months ended June 30, 2023, primarily due to the recognition of a tax credit receivable for certain R&D expenses. No deferred tax assets were recorded for losses carried forward and hence no regular corporate income charge is recorded in both periods.

Segment Results

EMEA Segment

Comparison of the six months ended June 30, 2024 and 2023

The following table presents our results of operations at a segment level for EMEA for the six months ending June 30, 2024 and 2023:

	Six Months Ended
	June 30,		Variance
	2024	2023
	Unaudited	Unaudited	€	%
	(€ in thousands)
Revenue	€79,433	€58,299	€21,134	36.3%
Changes in inventories and raw materials and consumables used	€(48,397)	€(40,009)	€(8,388)	21.0%
Employee benefits	€(30,233)	€(33,443)	€3,210	(9.6)%
Other operating expenses	€(22,937)	€(28,476)	€5,539	(19.5)%
Amortization and depreciation	€(16,972)	€(10,888)	€(6,084)	55.9%
Impairment of goodwill	€(2,349)	€—	€(2,349)	n/m
Net other income/(expense)	€654	€1,657	€(1,003)	(60.5)%
Operating loss	€(40,801)	€(52,860)	€12,059	(22.8)%

Note: “n/m” means the amount was not meaningful.

Revenue increased by €21,134 thousand, or 36.3%, for the six months ended June 30, 2024, as compared to the six months ended June 30, 2023, primarily due to the increase of sales of our AC and DC chargers in our main markets and the contribution of ABL sales in the first half of 2024. Sales of DC chargers has grown more quickly than the sales of AC chargers.

Operating loss decreased by €12,059 thousand for the six months ended June 30, 2024, as compared to the six months ended June 30, 2023, primarily due to the impact of the employee and other operating expense reduction initiatives commenced in 2023, amounting €3,210 thousand and €5,539 thousand respectively. Net other income decreased in the six months ended June 30, 2024 primarily due to the impact of the way we account for different types of governmental grants in our income statement. There was no substantive change in the amount of governmental grants that we received during this period.

Amortization and depreciation increased by €6,084 thousand for the six months ended June 30, 2024 as compared to the six months ended June 30, 2023 primarily due to investments in ABL in the last quarter of 2023.

Impairment of goodwill has increased by €2,349 thousand as a result of the impairment of Nordics CGU following the impairment test performed.

NORAM Segment

Comparison of the six months ended June 30, 2024 and 2023

The following table presents our results of operations at a segment level for NORAM for the six months ended June 30, 2024 and 2023:

	Six Months Ended
	June 30,		Variance
	2024	2023
	Unaudited	Unaudited	€	%
	(€ in thousands)
Revenue	€16,456	€12,526	€3,930	31.4%
Changes in inventories and raw materials and consumables used	€(11,635)	€(8,173)	€(3,462)	42.4%
Employee benefits	€(6,584)	€(11,265)	€4,681	(41.6)%
Other operating expenses	€(4,928)	€(5,987)	€1,059	(17.7)%
Amortization and depreciation	€(1,445)	€(1,491)	€46	(3.1)%
Net other income/(expense)	€(127)	€97	€(224)	(230.9)%
Operating loss	€(8,263)	€(14,293)	€6,030	(42.2)%

Note: “n/m” means the amount was not meaningful.

Revenue increased by €3,930 thousand, 42.4%, for the six months ended June 30, 2024 as compared to the six months ended June 30, 2023 primarily due to the strong AC and DC sales in the North America market.

Employee benefits decreased by €4,681 thousand, primarily due to the reduction in personnel in this region as part of the reduction cost program started in 2023.

Other operating expenses decreased by €1,059 thousand, for the six months ended June 30, 2024, as compared to the six months ended June 30, 2023, primarily due to the impact of cost reduction program started in 2023.

APAC Segment

Comparison of the six months ended June 30, 2024 and 2023

The following table presents our results of operations at a segment level for APAC for the six months ended June 30, 2024 and 2023:

	Six Months Ended
	June 30,		Variance
	2024	2023
	Unaudited	Unaudited	€	%
	(€ in thousands)
Revenue	€966	€370	€596	161.08%
Changes in inventories and raw materials and consumables used	€(528)	€(321)	€(207)	64.5%
Employee benefits	€(174)	€(361)	€187	(51.8)%
Other operating expenses	€(297)	€(140)	€(157)	112.1%
Amortization and depreciation	€(1)	€(1)	€—	—
Net other income/(expense)	€—	€1	€(1)	(100.0)%
Operating loss	€(34)	€(452)	€418	(92.5)%

Revenue increased by €596 thousand, 161.8%, for the six months ended June 30, 2024 as compared to the six months ended June 30, 2023 primarily due to the sales in the Australian region.

Operating loss for the six months ended June 30, 2024 improved by €418 thousand compared to the six month ended June 30, 2023 mainly due to the increase of activity mentioned above.

Non-IFRS Metrics

We have included in this Interim Report certain financial measures not based on IFRS, including EBITDA and Adjusted EBITDA (together, the “Non-IFRS Measures”), as well as Gross Margin. See the definitions set forth below for a further explanation of these terms.

Management uses the Non-IFRS Measures:

•
as measurements of operating performance because they assist us in comparing our operating performance on a consistent basis, as they remove the impact of items not directly resulting from our core operations;
•
for planning purposes, including the preparation of our internal annual operating budget and financial projections;
•
to evaluate the performance and effectiveness of our strategic initiatives; and
•
to evaluate our capacity to fund capital expenditures and expand our business.

The Non-IFRS Measures may not be comparable to similar measures disclosed by other companies, because not all companies and analysts calculate these measures in the same manner. We present the Non-IFRS Measures because we consider them to be important supplemental measures of our performance, and we believe they are frequently used by securities analysts, investors and other interested parties in the evaluation of companies. Management believes that investors’ understanding of our performance is enhanced by including the Non-IFRS Measures as a reasonable basis for comparing our ongoing results of operations. By providing the Non-IFRS Measures, together with reconciliations to IFRS, we believe we are enhancing investors’ understanding of our business and our results of operations, as well as assisting investors in evaluating how well we are executing our strategic initiatives.

Items excluded from the Non-IFRS Measures are significant components in understanding and assessing financial performance. The Non-IFRS Measures have limitations as analytical tools and should not be considered in isolation, or as an alternative to, or a substitute for loss for the period, revenue or other financial statement data presented in our consolidated financial statements as indicators of financial performance. Some of the limitations are:

•
such measures do not reflect revenue related to fulfillment, which is necessary to the operation of our business;
•
such measures do not reflect our expenditures, or future requirements for capital expenditures or contractual commitments;
•
such measures do not reflect changes in our working capital needs;
•
such measures do not reflect our share based payments, income tax benefit/(expense) or the amounts necessary to pay our taxes;
•
although depreciation and amortization are not included in the calculation of Adjusted EBITDA, the assets being depreciated and amortized will often have to be replaced in the future and such measures do not reflect any costs for such replacements; and
•
other companies may calculate such measures differently than we do, limiting their usefulness as comparative measures.

Due to these limitations, EBITDA and Adjusted EBITDA should not be considered as measures of discretionary cash available to us to invest in the growth of our business and are in addition to, not a substitute for or superior to, measures of financial performance prepared in accordance with IFRS. In addition, the Non-IFRS Measures we use may differ from the Non-IFRS financial measures used by other companies and are not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with IFRS. Furthermore, not all companies or analysts may calculate similarly titled measures in the same manner. We compensate for these limitations by relying primarily on our IFRS results and using the Non-IFRS Measures only as supplemental measures.

We define our Non-IFRS measures as follows:

“Gross Margin” is defined as revenue less changes in inventory, raw materials and other consumables used divided by revenue.

"EBITDA" is defined as loss for the period before income tax credit, financial income, financial expenses, amortization and depreciation, change in fair value of derivative warrants, and foreign exchange gains/(losses). "Change in fair value of derivative warrant liabilities" and "Foreign exchange gains/(losses)" were added to the definition of EBITDA, as management believes it presents a more useful measure to evaluate the Company's performance.

Adjusted EBITDA is defined as EBITDA for the period, further adjusted to take into account the impact of certain non-cash and other items that we do not consider in our evaluation of ongoing operating performance. These non-cash and other items include, but not are limited to, share based payment plan expenses, certain one-time expenses related to a reduction in workforce initiated in January 2023, certain non-cash expenses related to the ESPP plan launched in January 2023, any negative goodwill arising from business combinations, and other items outside the scope of our ordinary activities.

The following table reconciles EBITDA and Adjusted EBITDA to the most directly comparable IFRS financial measure, which is loss for the period:

	Six Months Ended June 30,
	2024	2023
€ in thousands	Unaudited	Unaudited
Loss	€(58,235)	€(70,632)
Income tax credit	€(1,266)	€(1,621)
Amortization and depreciation	€18,418	€12,380
Financial income	€(957)	€(569)
Financial expense (1)	€11,574	€6,704
Change in fair value of derivative warrant liabilities (2)	€1,239	€(502)
Foreign exchange gains/(losses)	€1,074	€(985)
EBITDA	€(28,153)	€(55,225)
Share based payment plan expenses (3)	€1,379	€11,059
Impairment of goodwill	€2,349	€—
Other items (4)	€(527)	€(1,755)
One-time expenses (5)	€2,327	€2,208
Other non-cash expenses (6)	€414	€815
Adjusted EBITDA	€(22,211)	€(42,898)

(1)
Financial expenses are comprised of interest and fees on bank loans, interest on lease liabilities, interest on shareholder and other borrowings, interest on convertible bonds, accretion of discount on put option liabilities and other finance costs (such as fair value loss on financial investments and impairment on financial investments), excluding fair value adjustment of convertible bonds.
(2)
Represents expenses or incomes related to change the fair value of the warrant liabilities. Please refer to Note 12 to our interim condensed consolidated financial statements include elsewhere in the Interim Report.
(3)
Represents share-based payments expense. Please refer to Note 19 to our interim condensed consolidated financial statements include elsewhere in the Interim Report.
(4)
Other items consist of all other income and expenses linked to activities that are outside the core of our operating activities and may include income or losses related to gain or loss of assets, liabilities, and grants. The amounts set forth in the table above represent net other income for the periods presented.
(5)
One-time expenses consist legal expenses related to collective dismissal process initiated in January 2023 and completed in March 2023, severance payments to the employees that have left the Company and the provision for indemnities related to litigation involving certain former employees.
(6)
Other non-cash expenses consist of non-cash expenses related to the ESPP plan launched in January 2023.

Liquidity and Capital Resources

Sources of Liquidity

We have a history of operating losses and negative operating cash flows. We have experienced net losses and significant cash outflows from cash used in operating activities over the past years as it has been investing significantly in the development of our EV charging products. During the six months ended June 30, 2024, we incurred a loss of €58.2 million and net cash used in operating activities of €17.6 million, and for the six months ended June 30, 2023, we incurred a loss for the period of €70.6 million and net cash used in operating activities of €44.5 million.

As of June 30, 2024 and 2023, we had cash and cash equivalents of €59.7 million and €105.6 million, respectively, and an accumulated deficit of €478.4 million and €377.3 million, respectively. Our current working capital needs relate mainly to the growth of the current business and continuing operations. Our ability to expand and grow our business will depend on many factors, including our working capital needs and the evolution of our operating cash flows. Our primary cash requirements include operating expenses, satisfaction of commitments to various counterparties and suppliers, and capital expenditures (including property and equipment). Our principal uses of cash in recent periods have been funding of our operations and development of intangibles with respect to EV chargers and energy management software.

In assessing the going concern basis of presentation, we had to estimate expected cash flows for the next 12 months, including our compliance with covenants, exercise of warrants and availability of other financial funding from banks. Based on these estimations, management believes that our sources of liquidity will be sufficient to meet our business needs and expected cash outflows for at least the next 12 months. Although the expectation for the coming year is to continue to have net losses and we expect to continue to make investments, we also expect these sources of liquidity will be sufficient to fund our long-term contractual obligations and capital needs. However, this is subject, to a certain extent, to general economic, financial, competitive, regulatory and other factors that are beyond our control. If we are unable to generate sufficient cash flows from operations in the future, we may have to obtain additional financing, which may include equity or debt issuances and/or credit financing. If we obtain additional capital by issuing equity, the interests of our existing shareholders will be diluted and, if we incur additional indebtedness, that indebtedness may contain significant financial and other covenants that may significantly restrict our operations. We cannot assure that we could obtain additional financing on favorable terms or at all.

Our primary sources of liquidity have historically been cash generated from operations, the issuance of debt and equity instruments and under bank loans.

In April 2021, we entered into a loan agreement with Banco Santander, S.A. for a loan in the amount of €12.6 million with a maturity of 2027 to finance the investments for a new factory in Zona Franca, Barcelona. As of June 30, 2024, the interest rate was 12-month EURIBOR plus 6.79%. Among other things, this loan originally prohibited the payment of dividends and the incurrence of liens without equally and ratably securing such loan, although in September 2021 we obtained a waiver of the loan’s prohibition of the payment of dividends. During 2021, convertible bonds were issued for an amount of €34.6 million.

On December 5, 2022, we completed a private placement of our Class A Shares and issued and sold 8,176,694 Class A Shares for aggregate gross proceeds of $43.5 million (€41.7 million) to certain existing investors and strategic partners at a price of $5.32 per share. Investors in the transaction included, among others, Iberdrola and Kensington Capital Partners, both strategic partners and current shareholders, Infisol 3000 and Orilla Asset Management, S.L., current shareholders each of which have a seat on our Board of Directors, and Enric Asunción, Co-founder and CEO of the Company

On December 30, 2022, we entered into a loan agreement with Banco Santander, S.A. for a loan in the amount of €17.9 million, with a maturity date in 2029 and as of June 30, 2024, the interest rate in effect was 12-month EURIBOR plus 6.79%.

On February 9, 2023 (the “Facility Closing Date”), Wallbox, as guarantor, and its wholly-owned direct Spanish subsidiary, Wall Box Chargers, S.L.U., as borrower entered into a Facility Agreement (the “Facility Agreement”) with BBVA. The Facility Agreement provides for an aggregate term loan commitment of €25.0 million (the “Facility”), and we received net borrowings of €24.6 million after deducting fees and expenses. As of June 30, 2024, the interest rate was 1-month EURIBOR plus 8%.

The BBVA Facility is secured by certain intellectual property rights. The BBVA Facility matures on the fourth anniversary of the BBVA Facility Closing Date and under certain circumstances may be extended to mature on the fifth anniversary of the BBVA Facility Closing Date. Wall Box Chargers is permitted to prepay the BBVA Facility in whole or in part upon notice thereof in accordance with the terms of the BBVA Facility Agreement. Upon an event of default specified in the BBVA Facility Agreement that remains uncured after 15 business days, the BBVA Facility may become due and payable in full upon provision of notice thereof in accordance with the terms of the BBVA Facility Agreement. The BBVA Facility Agreement contains affirmative and negative covenants, including without limitation a minimum cash requirement and restrictions on incurrence of additional debt, liens, fundamental changes, asset sales, restricted payments and transactions with affiliates. The BBVA Facility Agreement also contains financial covenants regarding maintenance as of the end of each fiscal quarter of a maximum senior net debt to gross profit ratio ranging from 1.60x in 2023 to 0.60x in 2026 and thereafter and a minimum level of shareholders’ equity of 0.00. The BBVA Facility Agreement is governed by Spanish law. On December 22, 2023 we obtained a waiver issued by BBVA regarding the compliance with the maximum net financial debt to gross profit ratio financial covenant and the maximum capital expenditures permitted for the fiscal year 2023. We received further waivers on March 21, 2024 and July 30, 2024 covering the first and second quarters of 2024 and third quarter of 2024, respectively, regarding compliance with the maximum net financial debt to gross profit ratio financial covenant for the fiscal year 2024 As of June 30, 2024, we were in compliance with the covenants under the BBVA Facility or had obtained a waiver from BBVA.

Substantially concurrently with the closing of the Facility Agreement and in consideration thereof, we entered into a Warrant Agreement (the “Warrant Agreement”) and Subscription Agreement (the “Subscription Agreement”) with BBVA (together with its assignees, the “Warrantholder”) pursuant to which we issued to the Warrantholder, and the Warrantholder subscribed for and acquired, an aggregate of 1,007,894 warrants exercisable for 1,007,894 Class A Shares, for an exercise price of $5.32 per share. Pursuant to the Subscription Agreement, we agreed to file a registration statement for the resale of the Class A Shares issuable upon exercise of the Warrant. The Warrant Agreement provides for a redemption right in favor of Wallbox when the Class A Shares achieve a value of $11.00 per share.

On April 3, 2023, we entered into an Equity Distribution Agreement (the “Equity Distribution Agreement”) with Canaccord Genuity LLC (“Canaccord”) and Oppenheimer & Co. Inc. (“Oppenheimer”) with respect to the offer and sale of our Class A Shares, with aggregate offering price of up to $100 million, from time to time, establishing an at the market program under which Canaccord and Oppenheimer will act as sales agents (the “Sales Agents”). The sales, if any, of the Class A Shares under the Equity Distribution Agreement will be made by any method permitted that is deemed an “at the market offering” as defined in Rule 415(a)(4) under the Securities Act, or, in negotiated transactions or block transactions. The Equity Distribution Agreement provides that the commission payable to the Sales Agents for sales of our Class A Shares shall be up to three percent (3.0%) of the gross sales proceeds for any Class A Shares sold through the Sales Agent pursuant to the Equity Distribution Agreement. During the year ended December 31, 2023, we sold 2,630,076 Class A Shares resulting in $7,526 million (€6,876 million) in net proceeds, after deducting the commission and expenses payable to the Sales Agent in connection with such sales. During the first six months of 2024, we have not sold any shares under this program.

On June 15, 2023, we closed a private placement of Class A Shares, pursuant to which we sold 18,832,432 Class A Shares for aggregate gross proceeds of $48.6 million (€44.9 million) to certain existing investors and strategic partners at a price of $2.58 per share. Pursuant to the registration rights we agreed to as part of the private placement, we filed a registration statement for the resale of the Class A Shares purchased in the private placement on July 19, 2023.

On October 16, 2023, we, our wholly owned subsidiary, Wallbox USA, Inc. (“Wallbox USA”), and Wall Box Chargers, entered into agreements (the “October 2023 Facility Agreements”) that provide for: (i) a syndicated loan with Instituto de Crédito Oficial E.P.E., Institut Català de Finances, Mora Banc Grup SA and EBN Banco de Negocios, S.A. (“EBN Banco”) as funding entities, EBN Banco as coordinating entity and agent, Wallbox Spain as borrower and Wallbox USA and Wallbox as guarantors; and (ii) a loan with Compañía Española de Financiación Del Desarrollo COFIDES, S.A., S.M.E., as funding entity, EBN Banco as coordinating entity, Wallbox USA as borrower and Wallbox Spain and Wallbox as guarantors. The October 2023 Facility Agreements provide for an aggregate term loan commitment of €35.0 million (the “October 2023 Term Loan”), which aggregate amount was elected to be drawn on October 14, 2023. As of December 31, 2023 and June 30, 2024, we had €35.0 million of borrowings outstanding under the October 2023 Term Loan.

Principal outstanding under the October 2023 Term Loan will accrue interest on a daily basis at a rate equal to three-month EURIBOR plus an amount equal to 3.25% per annum, provided that, the October 2023 Facility Agreements also include sustainability-linked pricing adjustments and, as to Facility Agreement 2, pricing adjustments related to sales in the United States. The Term Loan will be secured by the property assets that are acquired in Barcelona with the proceeds under the October 2023 Term Loan, the bank accounts related to the October 2023 Facility Agreements and the credit rights under the insurance agreements related to the property assets to be secured. The October 2023 Term Loan matures on the fifth anniversary of October 16, 2023. The relevant borrower is permitted to prepay the October 2023 Term Loan in whole or in part upon notice thereof in accordance with the terms of the October 2023 Facility Agreements. The October 2023 Facility Agreements also contain covenants that require, based on Wallbox’s audited consolidated financial statements, a total debt to equity ratio ranging from 2.00x or less in 2023 to 1.20x or less in 2026 and thereafter, and a net debt to equity ratio ranging from 1.40x or less in 2023 to 0.90x or less in 2026 and thereafter, as well as other affirmative and negative covenants and customary events of default. As of June 30, 2024, we were in compliance with the covenants under the October 2023 Facility Agreement.

On December 13, 2023 we closed a private placement of Class A Shares, pursuant to which we sold 10,360,657 Class A Shares for aggregate gross proceeds of $31.6 million (€29.3 million) to certain existing investors and Generac at a price of $3.05 per share. Pursuant to the registration rights we agreed to as part of the private placement we filed a registration statement for the resale of the Class A Shares purchased in the private placement on January 12, 2024. Substantially concurrently with the closing of the transaction, we entered into several other related governance agreements.

On March 22, 2024, we, our wholly owned subsidiary Wall Box Chargers, S.L.U., as borrower, entered into agreement "Asset Based Facility Agreement" with HSBC Continental Europe. This agreement provides for an aggregate term loan of €15 million. As of June 30, 2024, the interest rate was EURIBOR plus 5%.

On July 30, 2024, we and Generac entered into warrant agreements (the “Warrant Agreements”), pursuant to which we issued to Generac (together with its assignees, the “Warrantholder”), and the Warrantholder subscribed for and acquired, (a) an aggregate of

11,135,873 warrants exercisable until May 8, 2029 and (b) an aggregate of 1,967,098 warrants exercisable until July 30, 2028, in each case for an equal number of our Class A Shares, at an exercise price of up to $3.05 per Class A Share (which exercise price may be lowered at the sole discretion of the Company prior to the Expiration Date (as defined in the Warrant Agreements). The Warrant Agreements also provide for a redemption right in our favor when the reported trading price of our Class A Shares is at least $6.00 per share on each of twenty (20) trading days within the thirty (30) trading-day period ending on the third business day prior to the date when the notice of redemption is given.

On August 5, 2024, we closed a private placement of Class A Shares, pursuant to which we sold 36,334,277 Class A Shares for aggregate gross proceeds of $45 million to certain existing investors and strategic partners at a price of $ 1.2385 per share. Pursuant to the registration rights we agreed to as part of the private placement, we agreed to file a registration statement for the resale of the Class A Shares purchased in the private placement.

Liquidity Policy

As an early-stage company, we maintain a strong focus on liquidity and define our liquidity risk tolerance based on sources and uses to maintain a sufficient liquidity position to meet our obligations under both normal and stressed conditions. We manage our liquidity to provide access to sufficient funding to meet our business needs and financial obligations, as well as capital allocation and growth objectives.

Cash Flow Summary

The following table summarizes our cash flows for the six months ended June 30, 2024 and 2023:

	Six Months Ended
	June 30,		Variance
	2024	2023
	Unaudited	Unaudited	€	%
	(€ in thousands)
Net cash used in operating activities	€(17,593)	€(44,459)	€26,866	(60)%
Net cash from (used) in investing activities	€(25,661)	€(29,054)	€3,393	(12)%
Net cash from financing activities	€(2,034)	€97,160	€(99,194)	(102)%

Operating Activities

Net cash used in operating activities decreased by €26,866 thousand, or 60%, for the six months ended June 30, 2024 as compared to the six months ended June 30, 2023, primarily due to fluctuations of working capital usage which was higher in the six months ended June 30, 2024, as compared to same period in the current year as a result of greater customer collections during the six months ended June 30, 2023 and the impact of the cost reduction measures taken.

Investing Activities

Net cash used in investing activities decreased by €3,393 thousand, or 12%, for six months ended June 30, 2024 as compared to the six months ended June 30, 2023, primarily due to the impact of payment for capex in the second the first half of 2024 compared to the same period of 2023.

Financing Activities

Net cash from financing activities decreased by €99,194 thousand, or 102%, for the six months ended June 30, 2024, as compared to the six months ended June 30, 2023, primarily due to the cash flow from net proceeds from loans, the increase on interest payments due to the increase in interest rate and no private placements and ATM program have occur during the first half of 2024.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with IFRS. The preparation of these financial statements requires us to make estimates, assumptions and judgements that affect the reported amounts of assets, liabilities, revenues, costs and expenses. We evaluate our estimates and judgements on an ongoing basis, and our actual results may differ from these estimates. We base our estimates on historical experience, known trends and events, contractual milestones and other various factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgements about the carrying value of assets and liabilities that are not readily apparent from other sources.

Our critical accounting estimates and judgments are described in Note 3 “Use of Judgements and Estimates,” within our interim condensed consolidated financial statements included in the Interim Condensed Consolidated Financial Statements. Actual results may differ from these estimates.

Going Concern

Our interim condensed consolidated financial statements included in the Interim Report have been prepared assuming we will continue as a going concern. The going concern basis of presentation assumes that we will continue in operation for at least a period of one year after the date such financial statements are issued and contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

We experienced net losses and significant cash outflows from cash used in operating activities over the past years as we have been investing significantly in the development of EV charging products. During the six months ended June 30, 2024, we incurred a consolidated net loss of €58.2 million, and cash used in operations of €17.6 million, and during the six months ended June 30, 2023, we incurred a loss for the period of €70.6 million and net cash used in operating activities of €44.5 million. As of June 30, 2024, we had an accumulated deficit of €478.4 million and cash and cash equivalents of €59.7 million.

In assessing the going concern basis of preparation of the interim condensed consolidated financial statements, we had to estimate the expected cash flows for the next twelve months, including the compliance with covenants, exercise of warrants and availability of other financial funding from banks.

Based on the above, our management believes that we are able to continue in operational existence, meet our liabilities as they fall due, operate within our existing facilities, and meet the business plan for a period of at least twelve months from the date of issuance of our interim condensed consolidated financial statements.

As a result, the interim condensed consolidated financial statements included in our Interim Report have been presented on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. Accordingly, we continue to adopt the going concern basis in preparing our unaudited interim condensed consolidated financial statements for the six months ended June 30, 2024.

Impairment of non-current assets (including Goodwill)

Goodwill is tested for impairment at cash-generating-unit level (“CGU”) on an annual basis or if an event occurs or circumstances change that could reduce the recoverable amount of a CGU below its carrying value. These events or circumstances could include a significant change in the business climate, legal factors, operating performance indicators, competition, or sale or disposition of a significant portion of a reporting unit.

We make judgments about the recoverability of non-current assets with finite lives whenever events or changes in circumstances indicate that an impairment may exist. Recoverability of these assets with finite lives is measured by comparing the carrying amount of the asset to the future undiscounted cash flows the asset is expected to generate. If the asset is considered to be impaired, the amount of any impairment is measured as the difference between the carrying value and the recoverable amount of the impaired asset. Assumptions and estimates about future values and remaining useful lives of our non-current assets are complex and subjective. They can be affected by a variety of factors, including external factors such as industry and economic trends, and internal factors such as changes in our business strategy and our internal forecasts.

In order to determine the recoverable amount, we estimate expected future cash flows from the assets and apply an appropriate discount rate to calculate the present value of these cash flows. Future cash flows are dependent on whether the budgets and forecasts for the next five years are achieved, whereas the discount rates depend on the interest rate and risk premium associated with each of the companies.

As described in Note 10, there was no impairment of goodwill or non-current assets for the six months ended June 30, 2024 and June 30, 2023 except for the Nordics CGU that as a consequence of the reduction in activity in this market we have identified an impairment indicator and we have performed an impairment test for this CGU.

Capitalization of development costs and determination of the useful life of intangible assets

Our management reviews expenditures, including wages and benefits for employees, incurred on development activities and, based on its judgements of the costs incurred, assesses whether the expenditure meets the capitalization criteria set out in IAS 38 and the intangible assets accounting policy. Our management considers whether additional expenditures on projects relate to maintenance or new development projects. Only qualifying expenditures for new development projects will be capitalized.

The useful life of capitalized development costs is determined by management at the time the newly developed charger is brought into use and is regularly reviewed for appropriateness. For unique charger products controlled and developed by us, the useful life is based on historical experience with similar products as well as anticipation of future events, such as changes in technology, which may impact their useful economic life.

Business Combinations

We account for business combinations using the acquisition method when the acquired set of activities and assets meets the definition of a business and control is transferred to us. In determining whether a particular set of activities and assets is a business, we assess whether the set of assets and activities acquired includes, at a minimum, an input and a substantive process and whether the acquired set has the ability to produce outputs.

We determine and allocates the purchase price of an acquired business to the assets acquired and liabilities assumed as of the business combination date. The purchase price allocation process requires us to use significant estimates and assumptions with respect to the identification of assets previously not recognized, such as customer relationships, brand name and intangible assets, and the determination of the fair value of assets and liabilities acquired.

During the six months ended June 30, 2024, no new business combinations have occurred.

Share-Based Payments

Our management measures equity settled share-based payments at fair value at the grant date and expenses the cost over the vesting period, with a corresponding increase in equity. The expense is based upon management’s estimate of the percentage of equity instruments which will eventually vest. At each statement of financial position date, management revises its estimate of the number of equity instruments expected to vest as a result of the effect of non-market-based vesting conditions. The impact of the revision of the original estimates, if any, is recognized in profit or loss such that the cumulative expense reflects the revised estimate, with a corresponding adjustment to equity reserves.

Prior to the completion of the Business Combination on October 1, 2021, as the ordinary shares of Wallbox Chargers, S.L.U. were not listed on a public marketplace, the calculation of the fair value of its ordinary shares was subject to a greater degree of estimation in determining the basis for share-based options that it issued. Given the absence of a public market during the first months of the year, management was required to estimate the fair value of the ordinary shares at each grant date.

Our management determined the estimated fair value of its awards based on the estimated market price of the Parent’s stock on the date of grant, in practice the share price of Wallbox NV at grant date, and by applying methodologies generally accepted for this kind of valuation.

The date at which the fair value of the equity instruments granted is measured for the purposes of IFRS 2 for transactions with employees and others providing similar services is the grant date. Grant date is the date at which the entity and the employee agree to a share based payment arrangement, at which point the entity and the counterparty have a shared understanding of the terms and conditions of the arrangement. At grant date, the entity confers on the counterparty the right to cash, other assets, or equity instruments of the entity, provided the specified vesting conditions, if any, are met. If that agreement is subject to an approval process (for example, by shareholders), the grant date is the date when that approval is obtained.

Refer to Note 19 “Employee Benefits,” included within our unaudited interim condensed consolidated financial statements included in our Interim Report for the outstanding common stock options and related activity from December 31, 2023 to June 30, 2024 and assumptions used in calculating the stock option awards granted during this period.

Income Taxes

Deferred tax assets are recognized to the extent that it is probable future taxable profits will be available against which the temporary differences can be utilized. In order to determine the amount of the deferred tax assets to be recognized, we consider the amounts and dates on which future taxable profits will be obtained and the reversal period for taxable temporary differences. We have not recognized deferred tax assets as of June 30, 2024 and June 30, 2023. The key area of judgment is therefore an assessment of whether it is probable that there will be suitable taxable profits against which any deferred tax assets can be utilized. The existence of unused tax losses, as well as our history of not generating tax profits, indicates that future taxable profit may not be available to the Group, at least for the near and medium term, as we are early stage. Having considered all evidence available and the current investment phase, management determined that is probable that future taxable profits will not be available against which we will be able to offset our tax losses. Accordingly, no deferred tax asset has been recognized in the financial statements. We operate in a number of international tax jurisdictions.

Research and development tax credit is recognized as an asset once it is considered that there is sufficient assurance that any amount claimable will be received. The key judgment therefore arises in respect of the likelihood of a claim being successful when a claim has been quantified but has not been received. In making this judgment we consider the nature of the claim and in particular the track record of success of previous claims.

We are subject to income taxes in numerous jurisdictions and there are transactions for which the ultimate tax determination cannot be assessed with certainty in the ordinary course of business. An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely to be made on examination. For tax positions not meeting this “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. See Note 22 “Tax-related balances,” included within our interim condensed consolidated financial statements included in our Interim Report.

Material Weakness

In connection with the audits of our consolidated financial statements for each of the years ended December 31, 2021, 2022 and 2023, and the reviews of the unaudited interim condensed consolidated financial statements for each of the periods ended June 30, 2024 and 2023, and included in our Annual Report and Interim Report, our management and independent registered public accounting firm identified material weaknesses in our internal control over financial reporting. The material weaknesses related to: (i) lack of sufficient personnel in the finance team with an appropriate level of knowledge and experience in the application of International Financial Reporting Standards (IFRS) in relation to complex accounting transactions, such as accounting for business combinations, warrants and also in the application of other IFRS matters such as goodwill impairment testing, (ii) IT general controls have not been sufficiently designed or were not operating effectively, including controls over the completeness and accuracy of reports used in controls, and (iii) accounting policies and practices are not designed appropriately to establish an effective structure of internal controls. Thus, policies and procedures specifically with respect to the review, supervision and monitoring of the accounting and reporting functions were not operating effectively and/or documented accordingly.

Further, our independent registered public accounting firm has not been engaged to express, nor have they expressed, an opinion on the effectiveness of our internal control over financial reporting. We are currently in the process of remediating these material weaknesses and we are taking steps that we believe will address their underlying causes, however, we cannot predict the ultimate timing or success of our remediation plan. We have also enlisted the help of external advisors to provide assistance in the areas of internal controls and IFRS accounting in the short term, and are evaluating the longer-term resource needs of our accounting staff, including IFRS expertise. These remediation measures may be time-consuming and costly, and might place significant demands on our financial, accounting and operational resources.

These actions and planned actions are subject to ongoing management evaluation and will require validation and testing of the design and operating effectiveness of internal controls over a sustained period of financial reporting cycles before we are able to determine that the controls are operating effectively and the material weaknesses have been remediated. In addition, there is no assurance that we will be successful on implementing all measures and internal controls in a timely manner.

Assessing our procedures to improve our internal control over financial reporting is an ongoing process. We can provide no assurance that our remediation efforts will be successful or that we will not have material weaknesses in the future. Any material weaknesses we identify could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our consolidated financial statements.

JOBS Act

The JOBS Act permits an emerging growth company (“EGC”) such as us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. As an emerging growth company, we intend to take advantage of exemptions from various reporting requirements that are applicable to most other public companies. The exemptions include, but are not limited to:

•
an exemption from the provisions of Section 404(b) of the Sarbanes-Oxley Act requiring that our independent registered public accounting firm provide an attestation report on the effectiveness of our internal control over financial reporting;
•
reduced disclosure obligations regarding executive compensation; and
•
not being required to hold a nonbinding advisory vote on executive compensation or seek shareholder approval of any golden parachute payments not previously approved.

We have elected to use the extended transition period under the JOBS Act until the earlier of the date we (1) are no longer an emerging growth company or (2) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, our consolidated financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.

We will remain an emerging growth company until the earliest to occur of: (1) the last day of the fiscal year in which we have more than $1.235 billion in annual revenue; (2) the date on which we are deemed to be a “large accelerated filer,” which would occur if the market value of our equity securities held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter; (3) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period; and (4) the last day of the fiscal year ending after the fifth anniversary of Kensington’s initial public offering, or March 2, 2026.

Recent Accounting Pronouncements

See Notes 4 and 5 of our interim condensed consolidated financial statements included in our Interim Report for more information regarding recently issued accounting pronouncements and discussion of the impact of recent accounting pronouncements, respectively.

Quantitative and Qualitative Disclosures About Market Risk

Refer to Note 24 “Financial Risk Management” of our audited consolidated financial statements included in the Interim Report for more information.

Interest Rate Risk

We are exposed to Interest rate risk from possible losses due to changes in the fair value or the future cash flows of a financial instrument because of fluctuations in market interest rates. A hypothetical 1% change in interest rates would mean an increase (decrease) in profit or loss as of June 30, 2024 by €834 thousand.

Foreign Currency Risk

We have foreign currency risks related to our revenue and operating expenses denominated in currencies other than the Euro, causing both our revenue and operating results to be impacted by fluctuations in the exchange rates.

Gains or losses from the revaluation of certain cash balances, accounts receivable balances and intercompany balances that are denominated in these currencies impact our net loss. A hypothetical change in all foreign currencies against the Euro of 10% would result in an increase/decrease of our foreign currency loss on foreign-denominated balances of approximately €248 thousand. As our global operations expand, our results may be more materially impacted by fluctuations in the exchange rates of the currencies in which it does business.

At this time, we do not enter into financial instruments to hedge our foreign currency exchange risk, but it may in the future.

Other market price risk

We maintain investments in funds and other financial instruments as of June 30,2024 for an amount of €6,002 thousand €5,810 thousand as of June 30, 2023. Please refer to Note 11 of our unaudited interim condensed consolidated financial statements for further disclosures.

We have derivative warrant liabilities (see Note 11 of our unaudited interim consolidated financial statements included in our Interim Report) measured at FVTPL. The derivative warrant liabilities of €1,977 thousand as of June 30, 2024 as compared to €3,119 thousand at December 31, 2023 are measured at fair value.

A change of the warrant price by 1% would result in an increase/decrease of the underlying warrant liabilities of €20 thousand.

Contractual Obligations and Commitments

As of June 30, 2024, in addition to the contractual obligations and commitments described above under “Liquidity and Capital Resources,” there were contractual obligations to purchase, construct or develop Property, plant and equipment assets, for an amount of €623 thousand and commitments for the acquisition of intangible assets of €1,426 thousand. We intend to fund these contractual obligations with cash generated from operations, equity financings and borrowings. As of June 30, 2024, these commitments mainly related to the acquisition of tools and machinery for the Group plants.

See Notes 8 and 10 of the unaudited interim condensed consolidated financial statements included in our Interim Report for more information.

Additionally, our lease agreements provide for lease obligations and the future interest payable under these agreements is as set forth in the table below. Please refer to Note 9, “Right of Use Assets and Lease Liabilities” of the interim condensed consolidated financial statements included elsewhere in the Interim Report for more information.

	Payments due by period
			€ in thousands
		Less than 1			More than
	Total	year	1-2 years	2-5 years	5 years
Lease obligations	€49,882	€6,911	€5,365	€14,638	€22,968

Capital Expenditures

For the six month period ended June 30, 2024, our capital expenditures for property, plant and equipment were €1,366 thousand. We expect to spend approximately €2.5 million in 2024 for capital expenditures, primarily related to machinery and tools for our factories and intend to fund these expenditures with borrowings under financing facilities.